October 26, 2012

Donald S. Mendelsohn, Esq.
Thompson Hine LLP
312 Walnut Street, 14th Floor
Cincinnati, OH   45202

Re: CCA Investments Trust
        File Numbers: 333-184138, 811-22753

Dear Mr. Mendelsohn:

        We have reviewed the registration statement for CCA Investments Trust (the
"Trust") filed on Form N-1A on September 27, 2012.   The Trust has two series: the CCA
Aggressive Opportunities Fund and the CCA Total Market Fund (each the "Fund" and,
collectively, the "Funds").

        Our comments are set forth below. The captions we use below correspond to the
captions the Trust uses in its registration statement.

General Comments

        1. Please supply the undersigned with copies of any exemptive application and
any no-action request the Trust has submitted, or will submit, in connection with
registration of its shares.

        2. Please review and revise the prospectus where necessary so as to conform to
the Commission's plain English requirements of Rule 421 under Regulation C under the
Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities
and Exchange Commission, A Plain English Handbook (1998).

        3. We may have more comments on disclosure included in any subsequent pre-
effective amendment.

        4. All registrants are reminded of their obligation to file electronic reports with
respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment
Company Act of 1940 (the "1940 Act").

5. We note that portions of the disclosure have been left blank.   We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

6. There is no series identifier for the CCA Total Market Fund with this filing. Instead, there is a series identifier for the CCA Core Return Fund (S00039280) which is not discussed in this filing. There is no series identifier for the CCA Aggressive Opportunities Fund but there is one for the CCA Aggressive Return Fund (S000039279) which is not discussed in this filing. Please correct these discrepancies with the next pre-effective amendment.

Prospectus

CCA AGGRESSIVE OPPORTUNITIES FUND SUMMARY

Fees and Expenses of the Fund

7. With respect to the third footnote to the fee table, please confirm in your response letter that the fee waiver and expense reimbursement arrangement (a) is in writing, (b) that it will be filed as an exhibit by pre-effective amendment, and (c) that it will be in effect for no less than one year from the effective date of this registration statement.

Principal Investment Strategies

8. In your response letter, please confirm that the Fund is relying on either Section 12(d)(1)(F) or (G) of the 1940 Act. If the Fund is relying on neither, please inform the staff whether the registrant intends to submit an application for an exemptive order. If not, please explain why the registrant does not consider such an application necessary.

9. (a) Disclose the maturities and credit ratings of the bonds in which the Fund or the underlying funds may invest. (b) If the Fund can invest in bonds of any maturity or credit rating, provide disclosure to that effect. (c) In addition, please clarify to what extent the Fund will invest in fixed income securities. (d) The Fund appears to be able to be significantly invested in small cap equity and non-investment grade fixed income securities. If this is true, please revise the disclosure in the Fund Summary to make this clear and to emphasize the risks of such securities.

10. Please amplify the disclosure to explain what is meant by "expected return sensitivity."

11. Please disclose what factors are taken into account when characterizing equity and fixed income securities as "investable."

12. Please disclose the frequency of the "periodic scoring and ranking" of the universe of investable securities. Will it be done daily, weekly, monthly, semiannually, or annually? If there is no set schedule for this "periodic" review, disclose what circumstances would prompt such a review and substitute another word for "periodic".

13. (a) The last paragraph of this section suggests that the two Funds will be marketed in tandem. Please confirm in your response letter that this is the case and explain what measures, if any, will be taken to discourage investors from purchasing only the shares of the CCA Aggressive Opportunities Fund. ((b) Please move the discussion of the investment objective and strategy of the CCA Total Market Fund from the Fund Summary to another part of the prospectus, such as "Additional Information about the Fund' Principal Investment Strategies and Related Risks."

Principal Investment Risks

14. This Fund appears to be non-diversified. If this is the case, add a discussion of the risks of non-diversification. If this is not the case, include in the prospectus or the statement of additional information a fundamental policy that the Fund will operate as a diversified company as defined in section 5(b)(1) of the 1940 Act.

15. *Underlying Fund Risk* – Please expand the disclosure under "Principal Investment Strategies" to explain how investments in other mutual funds, closed-end funds, and ETFs further the Fund's goals and strategy. Disclose also the extent to which the Fund will invest in other investment companies.

16. *Leverage Risk* -- Please expand the disclosure under "Principal Investment Strategies" to explain how borrowing is used in the furtherance of the Fund's goals, the extent to which the Fund intends to use leverage, and the leveraging techniques employed by the Fund. In addition, please confirm to the staff that any borrowing costs have been included in the fee table.

CCA TOTAL MARKET FUND SUMMARY

17. See Comments 7 through 16.

18. Amplify the disclosure under "Principal Investment Strategies" by explaining how the Fund intends to further its investment objective of income.

ADDITIONAL INFORMATION ABOUT THE FUNDS' PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

PRINCIPAL INVESTMENT STRATEGIES:

CCA Total Market Fund

19. Do the issuers that comprise the MSCI ACWI Index and the Barclays Global Aggregate Index constitute the Fund's universe of "investable" securities? How are these Indices tracked: by replication or by sampling? Please clarify the disclosure as appropriate. Will either of these Indices be used by the Fund as its benchmark index?

PORTFOLIO MANAGERS:

Prior Performance Information:

20. Revise the heading for this section and for the accompanying table to make it absolutely clear that the performance information relates to the separate managed accounts managed by the sub-adviser.

21. Disclose the tax status and the regulatory classification (i.e. private equity fund, offshore fund, common trust fund, etc.) of the separate managed accounts.

22. (a) The disclosure should include a statement that the separate managed accounts represent *all* of the accounts managed by the sub-adviser that are substantially similar to the CCA Total Market Fund. (b) Please confirm to the staff that the performance will be net of all actual expenses, including any sales loads. (c) Please inform the staff in your response letter your basis for excluding "returns from cash and cash equivalents in the Composite accounts" in the performance calculations. (d) Please also explain in your response letter your basis for excluding "expenses incurred with respect to interest, dividends on securities sold short and acquire fund fees and expenses" from the estimated offering expenses of the Investor Class. (e) If the standardized SEC method is not used to calculate the prior performance, the prospectus should disclose how the performance was calculated and that the method differs from the standardized SEC method.

23. Please identify the no-action letter or other precedent upon which the registrant is relying and describe how the Fund's use of the performance of the separate managed accounts complies with the criteria and conditions set forth in the no-action letter or precedent.

FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

24. Item 11(e)(3)(iii) of Form N-1A requires that each of the policies and procedures for deterring frequent purchases and redemptions be described with

specificity. (Emphasis added). For example, disclose the specific numbers of purchases, redemptions, and exchanges that may be made within a given time period, the minimum holding period before an investor may make an exchange into another fund, etc. Revise the disclosure as appropriate.

Back cover page of the prospectus

25. The names of two other funds, rather than the two Funds of this prospectus, are printed here in bold and in capital letters. Please correct this in your next pre-effective amendment.

Statement(s) of Additional Information

26. We note that the Statement of Additional Information relates to the CCA Aggressive Return Fund and the CCA Core Return Fund rather than to the two Funds in the prospectus. Please have the correct Statement of Additional Information relating to the same Funds that are the subject of the Prospectus included in the next pre-effective amendment. We may have further comments when that pre-effective amendment is filed.

.

* * *

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of this registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Please furnish a letter acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Any questions you may have regarding the filing or this letter may be directed to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel